Exhibit 99.1

Pioneering AI - driven energy storage solutions for a sustainable future / February 2025

Disclaimer 01 This document contains forward - looking statements subject to risks, uncertainties, and market changes. 02 Information is based on current data and does not guarantee specific outcomes 03 The presentation includes confidential business and financial information, solely for recipient evaluation. 04 It is not an offer to sell or a guarantee of the accuracy or completeness of the information. 05 Use of this presentation must comply with prior confidentiality agreements. 06 Investments may be speculative, illiquid, and high - risk. 07 Recipients are responsible for conducting their own due diligence.

Why Turbo Energy 06 Group 01 Software 07 Who we are 02 Supply Chain 08 Product 03 Leadership Team 09 What makes us different 04 Financials 10 2025 Plan 05 Index

Group Umbrella Global Energy captures the full potential of photovoltaics through its investment verticals . +220 MWp Utility scale projects +60 MWp Industrial projects Offices Spain | Chile | UK +20 Years In photovoltaic energy Spanish listed company Utility solar Electromobility Industry solar Energy storage Enrique Selva (founder) 77,21% Free float 9,91% 90,09%

In the photovoltaic sector Not a panel manufacturer Not an installer Battery designer & manufacturer Innovative storage solutions for residential, commercial/industrial and utilities AI energy management Who we are

AI Product Value proposal evolution to innovation Batteries Inverters All - in - one Plug&Play Custom Software Artificial Intelligence

Product Hardware & software milestones AI Energy savings Peak shaving Storm protect Smart backup 2013 2021 2020 2021 2022 2023 2023 2024 Patented Patented

Custom functionalities - % for energy back up - % for peak shaving - Aut. Storm protect 01 02 All - in - one / Plug&Play 03 All scales focus - Residential - Commercial - Industrial - Utility Customer centric 04 AI savings - Consumption pattern - Generation pattern - Weather forecast - Market energy prices - Energy broker 05 What makes us different? 06 EV integration 3 charging modes Patented

What makes us different? Customer - centric software with custom functionalities Power flow Professional statistics Clear benefits AI support Alarms Working modes - % for energy back up - % for peak shaving - Aut. Storm protect

What makes us different? All - in - one - Plug&Play All - in - one Plug&Play Inverter Battery AC protection DC protection Back Up system Existing inverter input Fuel generator input All - in - one Classic Commissioning Checklist 90% · Man power reduction · Less potential mistakes · Less electrical accidents

What makes us different? Focus on highly scalable solutions 5 – 10 kW 30/50 - 200 kW 100/250/500 – 2000 kW 172 – 4.000 kWh 25 – 500 kWh 2.4 – 20 kWh IP54 IP54 IP20

What makes us different? Artificial Intelligence Electricity Bill reduction Market Pricing Remote Connection Weather Forecast Customer Consumption Big Data Processing Plant Generation Big Data Processing AI Algorithm Up to 57% battery performance improvement

EU competitive proposal Flexible power & capacity Al for optimization Aut. Market prices Backup & Peak - Shaving fully adjustable Aut. Storm protection. All - in - one solution Plug & Play Expensive Need to parallelize Based on TOU tariffs No peaking shaving mode No electrical protecions Wall mounting required Expensive No power flexibility Manual programming Backup requires extra device No electrical protecions Accessories needed Wall mounting required Wiring needed Expensive No power flexibility Manual programming Backup requires extra device No electrical protecions Wall mounting required Expensive Need to parallelize Based on TOU tariffs Backup requires extra device No electrical protecions Accessories needed Wall mounting required Wiring needed Expensive No power flexibility Manual programming No Peak Shaving Mode No Storm Protection Mode No electrical protecions Accessories needed Wall mounting required Wiring needed None Need to parallelize Manual programming Backup requires extra device Backup not customizable No electrical protecions Accessories needed Wall mounting required Wiring needed Expensive No power flexibility Manual programming No Storm Protection Mode No electrical protecions Accessories needed Wiring needed What makes us different? Disclaimer: Information collected from company websites until December 2024

2025 plan Germany Italy USA Chile New hardware Sunbox Utility Sunbox Home B Europe New channels Industry Sales Force companies Market potential +48% Market potential +150% International expansion Market potential x17

SAAS End user Premium services APP+ International Stats pro Alarms+ Premium modes Channel Premium services Plant manager Maps Sales channel Custom Brand Data analysis 2025 plan

Why Turbo Energy? Market Opportunity Global trends Renewable energy penetration Energy price instability Energy production decentralization Battery cost dropping New electrical consumptions Duck curve evolution $49B $7B 2028 2021 Global battery storage market forecast* Source: Brandessence Market Research & Consulting Pvt. Ltd. | Battery Storage Market | July 2023

Software infrastructure Firewall Load balancer Pod Pod Pod Web Server Rabbit API Plant manager Inverter App Scalable Secure Flexible Pod Pod Cluster Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Cluster Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Pod Amazon RDS Cluster Ireland region Cluster Pod

Software evolution EV optimization Home appliances AI maintenance Cold - heat efficiency AI Premium services for end - users

Software evolution Guarantees of Origin Energy Communities Virtual Power Plants GO Prosumer services for collective revenues

Software evolution AI for other companies Sales platform Data exploitation Software integration Premium services for sales channel 3rd parties AI services

Supply chain Design Certification 01 Multi supplier Mass production Cost reduction OEM China Batteries Inverters Sunbox OEM Spain Local production Small - batch production Scalable & relocatable 02 03 01 02 03 04 Warehouse Spain Distribution channel Multiple channel Sales force companies International approach C&I + Utility

Leadership Team CEO Boards of Directors Raising capital Venture capital Engineering Economics MBA Energy Photovoltaics Electromobility Retail +20 Founding Years Experience Hector Dominguis Board Member Enrique Selva President & Founder Board Member Mariano Soria CEO Board Member Alejandro Moragues CFO Pablo de la Cuadra CPO Daniel Green Board Member Monika Mikac Board Member Julian Groves Board Member Rubén Sousa CTO Manuel Cercós CCO Miguel Valldecabres Board Member Emilio Cañavate Board Member Vanessa Bigata Legal Advisor

161 1784 1413 3365 FY21 FY22 FY23 FY24E Financials 2021 - 2023 m a i n f inancials Net Income Income (Loss) from Ops Revenue - 2.227.651 - 2.642.167 14.536.321 2023 FS I FRS 1.100.321 1.670.800 33.321.219 2022 FS I FRS 302.458 477.495 19.416.662 2021 FS I FRS S u n b o x bu s i ness unit r e v e nu e evolution 2023 Residential market drops 54% in Spain Interest rates 0% to 4.5% Energy prices fall 58% Inflation 2022: 8.4%

Capital investment Sales Software Marketing Electronics Working Capital 15M$ 3 - Year Business Plan

Forward - Looking Statements Statements in this presentation about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute " forward - looking statements" within the meaning o f The Private Securities Litigation Reform Act o f 1995 . Forward - looking statements are neither historical facts nor assurances of future performance . Instead, they are based only on current beliefs, expectations and assumptions regarding the future o f the business o f the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions . The words " anticipate," " believe," " continue," " could," " estimate," " expect," " intend," " may," " plan," " potential," " predict," " project," " should," " target," " will," " would" and similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words . Because forward - looking statements relate to the future, they are subject to inherent uncertainties, r isks and changes in circumstances that are difficult to predict and many o f which are outside o f our control, including the r isks described in the reports, registration statements and other documents that we f i le with the U . S . Securities and Exchange Commission under the heading " Risk Factors" . Actual results and f inancial condition may differ materially from those indicated in the forward - looking statements . Therefore, you should not rely on any o f these forward - looking statements . Any forward - looking statements contained in this presentation speak only as o f the date hereof, and Turbo Energy, S . A . specifically disclaims any obligation to update any forward - looking statement, whether as a result o f new information, future events or otherwise . Forward - Looking Statements and Other Cautionary Statements Financial Projections are Highly Speculative The f inancial proj ections included in this presentation and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and r isks disclosed therein and in this presentation and the reports we f i le with the U . S . Securities and Exchange Commission . The f inancial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant . The assumptions and facts upon which such proj ections are based are subject to variations that may arise as future events actually occur . The f inancial projections included herein are based on assumptions made by us regarding future events . There is no assurance that actual events will correspond with these assumptions . Actual results for any period may or may not approximate such f inancial projections . Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness o f the factual, accounting and tax assumptions . Neither we nor any other person or entity makes any representation or warranty as to the future profitability o f an investment in our securities . Not an Offer to Sell Securities This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities of our company in any jurisdiction or an inducement to enter into investment activity . No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever . No securities commission or similar authority of the United States or any other jurisdiction has reviewed or in any way passed upon this presentation or the merits of the securities described herein, and any representation to the contrary is an offence . This presentation does not contain all of the information that would normally appear in a prospectus or registration statement under applicable United States securities laws . Readers should not construe the contents o f this presentation as investment, legal, tax, regulatory, f inancial, or accounting advice and are urged to consult with their own advisers in relation to such matters .

Investing in our Company involves significant risks, including: Our products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands. We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and many never result in revenue to our Company. Our success depends on our ability to develop new products and capabilities that respond to customer demand, industry trends or actions by our competitors and failure to do so may cause us to lose our competitiveness in the energy storage industry and may cause our profits to decline. We are dependent on a few customers for a significant amount of our revenues. We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles. We are a Spanish corporation, and it may be difficult to enforce judgments against us in U.S. domestic courts. Our products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands. The deposit agreement provides that any legal action may only be instituted in a state or federal court in the city of New York, which may result in holders of our American Depository Shares (ADSs) or ordinary shares having limited choice of forum and limited ability to obtain a favorable judicial forum for complaints against us or our respective directors, officers or employees. The deposit agreement waives holders of our ADSs’ right to jury trial in any legal proceeding arising out of the deposit agreement or the American Depository Receipts (ADRs) against us and/or the depository, which could result in less favorable outcomes to the plaintiffs in any of such actions. We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares. Our parent company currently owns a majority of our outstanding ordinary shares . As a result, it has the ability to approve all matters submitted to our shareholders for approval . Future issuances of our ADSs or ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock - up agreements that restrict the issuance of new ADSs or ordinary shares or the trading of outstanding ADSs or ordinary shares, could cause the market price of our ADSs to decline and would result in the dilution of your holdings. We have broad discretion in the use of our cash and cash equivalents, including the net proceeds we may receive in future offerings; and we may not use them effectively. Holders of our ADSs are not treated as holders of our ordinary shares. Risk facto rs Additional risks apply to our company. To learn more about our company, including a detailed discussion of the risks applicable to our company, please review our annual report on Form 20 - F and the other reports and filings we make with the U.S. Securities and Exchange Commission.

Capitalization Snapshot Proudly listed on The Nasdaq Capital Market Under Symbol “TURB” Dollar Amounts Reflected in U.S. Dollars $2.40 Current Share Price 1 $4.15/$1.01 52 - Week High/Low 1 $26.44M Market Capitalization 1 11.02M ADSs Issued and Outstanding 2 55.09M Ordinary Shares Issued and Outstanding 2 845K Estimated Public Float of ADSs 3 $2.1M Cash and Cash Equivalents 4 Dec 31 Fiscal Year End 1 As reflected on Nasdaq.com on 2/21/2025 2 Each ADS represents five ordinary shares 3 Total ADSs issued and outstanding less holdings of officers and directors 4 As reflected in Form 6 - K filed on 11/14/2024, reflecting financial results for the first six months of 2024

“Coming home after a competition and having the peace of mind that everything is working perfectly, with clean and optimized energy.”

Dodi Handy Office: +407 - 960 - 4636 Mobile: +321 - 229 - 8476 dodihandy@turbo - e.com Corporate Office: Calle Isabel la Católica, 8, Oficinas 50 - 51 46004 Valencia - Espaňa turbo - e.com Join us in transforming the energy landscape and shaping a sustainable future. Thank you . Connect with us to explore this exciting investment opportunity